FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach

Chief Financial Officer

Citigroup Inc.

399 Park Avenue

New York, NY 10022

November 24, 2010

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                             Re: Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Period Ended June 30, 2010

     Filed February 26, 2010 and August 6, 2010, respectively

Form 8-K filed October 18, 2010

File No. 001-09924

Dear Mr. Vaughn:

Enhancement of Citigroup Inc.’s (“Citigroup” or the “Company”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated November 4, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.  Please note that all references in this letter to our prior responses or

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our responses to the Staff’s prior comments refer to Citigroup’s responses to the SEC Staff’s comment letters dated July 16 and July 20, 2010, which were provided in our response letter dated August 9, 2010 (“Prior Response Letter”).

To the extent the Staff continues to have comments or questions on the issues or disclosures included below and relating to Citigroup’s 2009 Form 10-K, second quarter 2010 Form 10-Q, Form 8-K filed October 18, 2010 or otherwise, Citigroup would greatly appreciate the opportunity to discuss these matters with the Staff in advance of its filing of the Annual Report on Form 10-K for the fiscal year ending December 31, 2010 (“2010 Form 10-K”), which Citigroup currently anticipates filing on or about February 25, 2011.  We also note for the Staff that, consistent with Citigroup’s corporate governance policies, a draft of the 2010 Form 10-K will be provided to Citigroup’s Board of Directors, Audit Committee and Disclosure Committee in mid-February 2011.

Form 10-K for the year ended December 31, 2009

Securitizations - Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

1.              We note your response to prior comment 1 from our letter dated July 20, 2010.  We continue to have questions related to your collateralized debt and loan obligation (CDO) structures.  Please address the following:

a.               Tell us whether the independent asset manager, referred to in your response to bullet point (e), constitutes a related party for purposes of the consolidation analysis.  If so, please revise future filings to disclose this fact as required by ASC 850-10-10.

The independent asset managers that we referred to in our Prior Response Letter (the Staff’s July 20, 2010 letter, comment 1, bullet point (e)) are not related parties for purposes of the consolidation analysis but rather unrelated, independent third parties.  Specifically, we have concluded that the independent asset managers are not acting as de facto agents of Citigroup.  As discussed further under our response to comment 1.b. below, independent asset managers hired Citigroup to structure the CDOs; thus, Citigroup did not hire the independent asset managers to provide asset management services to the CDO vehicles.  None of the CDO

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vehicles that Citigroup deconsolidated upon adoption of SFAS 167 were managed by Citigroup or one of its related parties.

b.               Tell us whether you take into account activities in connection with designing and establishing each entity when determining who has the power over activities that most significantly impact the entity’s economic performance.  For example, do you take into account the activity at inception of designing asset eligibility requirements, purchase and sale triggers (e.g. market value and credit-related triggers), etc.?  If you do consider these factors, please tell us how you are still able to conclude that the asset manager’s activities are those which most significantly impact the economic performance of the entity.

Citigroup does take into account activities in connection with designing and establishing each CDO entity when determining who has the power over activities that most significantly impact the entity’s economic performance.  These considerations, among others, lead to the conclusion that the independent asset manager’s activities are those which most significantly impact the economic performance of the entity.  Specifically, the independent asset manager had the sole responsibility to select the initial assets of the CDO and has the responsibility to select the specific assets for purchase and sale subsequent to inception, pursuant to established criteria.

The asset eligibility criteria and the purchase and sale criteria for the CDO vehicles were developed through negotiations among the asset manager, the structurer, and investors prior to the closing of each transaction.  While the independent asset manager is typically the party who decides to initiate a CDO transaction, the independent asset manager will generally select and hire another party, such as Citigroup, to structure the CDO.  Thus, the independent asset managers hired Citigroup to structure CDOs and, as structurer, Citigroup was required to balance the general preference of independent asset managers to have little or no restrictions on asset selection against the priorities of other parties, namely rating agencies and their requirements and the demands of potential investors, in order to ensure that the CDO was saleable in the market.  However, despite Citigroup’s role as structurer (as hired by the asset manager), the independent asset manager is the party that, when considering the design and ongoing activities of the entity, has power over the activities that most significantly impact the economic performance of the vehicle, namely the purchase and sale of the specific assets.

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2.              You state in your response to bullet point (e) that in an event of default, the power may no longer be held by the asset manager. Tell us whether there are any unconsolidated entities where the default trigger was reached, and you do not own all of the super senior tranches, that you believe the asset manager does not have the power over the entity.

a.               Tell us the nature and the form of the compensation provided to the independent asset manager.

b.               Tell us the nature and the form of investment interest held by the independent asset manager.

At January 1, 2010, there was one unconsolidated CDO entity where the default trigger was reached, Citigroup did not own all of the super-senior tranche and where we believe the independent asset manager may not have had power over the entity.  Citigroup owns less than half of the super-senior tranche of this CDO entity, whereas vehicle liquidation requires a consensus vote of greater than 66 2/3% of the super-senior tranche.  Thus, Citigroup does not control the decision to liquidate this CDO entity.  In this particular transaction, once the default trigger has been reached, the independent asset manager can no longer make any decisions regarding the purchase or sale of assets (including credit impaired or defaulted assets) and, as such, we believe the independent asset manager no longer has power over the CDO vehicle.  Further, in this transaction, the independent asset manager earns a senior 10 basis points fee, a junior 15 basis points fee, and an incentive fee of 20% of the equity return after certain internal rates of return thresholds are met.  The asset manager was not required to hold any cash positions in this CDO entity.  Citigroup has no knowledge as to whether the asset manager currently holds any cash positions in this CDO.

c.               We note in your response to bullet point (d) that in the event the CP was able to roll, it was put to the liquidity provider.  We also note in your response to bullet point (h) that for all CDO transactions that you structured and held all senior interests (i.e. super senior positions), and for which you had the right to liquidate upon default, that you exercised your “liquidity put” option.  Tell us whether you consolidate the structures for which you have a written put option (liquidity put).  Further, tell us whether there are liquidity put contracts relating to non-super senior positions.

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For purposes of our response, we are assuming the Staff meant to say “unable” to roll in the first sentence of its comment above.

We believe there may be some confusion regarding the nature and terms of the liquidity put options discussed in our response to the Staff’s comment 1, bullet points (d), (g) and (h) in the Staff’s comment letter dated July 20, 2010.  For certain of Citigroup’s CDOs, the super-senior positions were structured in the form of short-term commercial paper (CP) held by third-party investors, where Citigroup wrote put options (“liquidity puts”) to those CDO vehicles.  Under the terms of the liquidity puts, if the CDO was unable to issue CP at a rate below a specified maximum, Citigroup was obligated to fund the super-senior tranche of the CDO (in the legal form of CP) at a specified interest rate.  Since 2007, Citigroup has purchased all of the CP subject to the liquidity puts related to these CDO vehicles.  There are no liquidity put contracts relating to non-super-senior positions.

Citigroup’s ability to liquidate certain CDOs if specific conditions are met (as discussed in our response to the Staff’s comment in bullet point (g) of comment 1 in the July 20, 2010 letter) is an entirely different matter than holding the liquidity puts described above.  That is, Citigroup does not hold liquidity put contracts that contractually provide us with the ability to liquidate certain CDO vehicles.  Instead, Citigroup’s ability to liquidate certain CDO vehicles exists once the default trigger has been reached and if Citigroup holds a majority (as defined with respect to the particular CDO entity) of the controlling class of the CDO vehicle.

When evaluating whether Citigroup should consolidate the CDO vehicles under SFAS 167 where we hold CP that represents the super-senior tranche previously obtained in 2007 pursuant to the liquidity puts, our analysis is the same as described in our response to the Staff’s comment 1 in the Staff’s comment letter dated July 20, 2010.  In circumstances where certain default triggers are met and Citigroup has the power to liquidate the vehicle, Citigroup consolidates the CDO.  If those conditions are not met, Citigroup does not believe it has the power to direct the activities that most significantly impact the entity’s economic performance.  As we disclosed in our Second Quarter Form 10-Q, as of the end of the second quarter of 2010, all such super-senior “liquidity put” transactions had been liquidated.

d.               We note in your response to bullet point (h) you conclude that you have potentially significant exposure to benefits in situations where you retain significant portions of the “super-senior” positions issued by certain CDOs, or where you are the liquidity

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put counterparty.  Tell us whether you meet the power characteristic and consolidate in those transactions.

In situations where Citigroup holds significant portions of the super-senior positions (including CP that represents the super-senior tranche obtained pursuant to the liquidity puts) issued by certain CDOs, we meet the power characteristic and consolidate the CDO vehicle only when certain default triggers are met and Citigroup has the power to liquidate the vehicle.

3.              We note your response to prior comment 2 from our letter dated July 20, 2010.  We continue to have questions related to your equity and credit-linked note structures.  Please address the following:

a.               We note in your response to bullet point (b) that you do not have power, even in situations in which you hold more than 50% of the equity-linked notes (ELN).  Tell us whether you believe that investors have the power in these situations.  Tell us who you believe holds power in situations where the investors hold more than 50% of the ELN.  Or tell us whether you believe power is shared between you and the investors in either situation.  Tell us whether you consider the fact that you helped design the entity contributes to the determination as to whether you have power over the entity.

We consider all of Citigroup’s involvement in the design and ongoing operations of the ELN VIEs, as well as Citigroup’s role as prepaid equity derivative counterparty and holder of ELNs after inception where investors sell ELNs to Citigroup at fair value, to determine if Citigroup has power.  We believe Citigroup does not have power for the following reasons:

•                  ASC 810-10-25, paragraph 25-38F (paragraph 14F of SFAS 167) states “although a reporting entity may be significantly involved with the design of a VIE, that involvement, does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.”

•                  Citigroup sets up the transaction with the input and approval of third parties.  No transactions are executed without willing investors, and the key economic terms of

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each transaction are separately negotiated between Citigroup and the investors.  The terms of the prepaid equity derivative and the fact that the assets held by the VIE will be “static” is a joint agreement.

•                  The sponsorship or set-up of the VIE is necessary to arrange a framework/ mechanism for the transaction.  The VIE is merely set up as a way to allocate cash flows legally, but is in no way designed to provide any one party with power over ongoing activities that significantly impact the VIE’s economic performance.  Citigroup’s role does not change depending on the level of its economic involvement (that is, depending on the percentage of ELNs purchased from investors at fair value).

In our view, no party has power to direct the ongoing activities that most significantly impact the economic performance of the VIE, because there are no ongoing decisions that significantly impact the performance of the transaction.  As such, in our view the level of economic involvement at inception (percentage holding of ELNs at inception) is a factor to consider:

•                  In certain ELN transactions, one investor approaches Citigroup with specific desired transaction terms and that investor holds all of the ELNs issued by the VIE at inception.  In our view, that investor would need to determine whether its economic interests may be indicative of power.  However, we note that were the investor to consolidate the relevant VIE, consolidation would have no net impact on its balance sheet or income statement because the only asset of the VIE is a prepaid equity derivative with Citigroup.

•                  In other ELN transactions, multiple investors hold the ELNs issued by the VIE at inception.  We would expect that, in those situations, no single investor would be deemed to have power through its economic interests.

For the reasons set forth above, we do not believe there is a sharing of power between Citigroup and the investors, regardless of percentage ownership in the ELNs in periods subsequent to inception.

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b.               We note your response to bullet point (c) which states, in part, that Citigroup and the Investors initiate the transaction.  Please provide us more information about the initiation of transactions.

i.                 Specifically, how active are investors involved in the transaction? At what point are investors obligated to the transaction?

The level of activity by investors depends on the specific transaction.  As noted above, in certain ELN transactions, one investor approaches Citigroup with specific desired transaction terms and that investor holds all of the ELNs issued by the VIE at inception.  In other transactions, Citigroup more actively markets a contemplated transaction to potential investors.  As discussed in more detail below, investors place an order with Citigroup as the arranger and dealer of the ELNs issued by the VIE.  At the point investors place the order, they are legally obligated to purchase the ELNs.

ii.             Do investors execute a forward purchase contract?

Investors do not execute a forward purchase contract.  Rather, investors place an order with Citigroup as the arranger and dealer of the ELNs, whereby they are obligated to purchase the notes issued by the VIE.  Citigroup purchases the ELNs as arranger and dealer, and then sells the ELNs to the investors to fill the order.  As discussed in more detail in point v. below, Citigroup’s role is most analogous to a best efforts underwriting.

iii.         What are the offering mechanics?

Investors are provided with the Product Program for the VIE.  The Product Program is equivalent to a Base Prospectus, and contains information such as a description of the VIE, the general terms and conditions of the ELNs, the use of proceeds and a general description of the prepaid equity derivative.  The specific terms of each transaction are defined in a schedule called Final Terms, which is then incorporated into the Base Prospectus for the specific transaction.  Each transaction is executed through a separate silo of the VIE, identified by a unique number that represents the year and silo in chronological order (for example, the fifth transaction executed during 2009 would have the title “2009-005”).

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iv.            Are you the underwriter?

Citigroup is the arranger and dealer, which is similar to being an underwriter on a best efforts basis.  However, Citigroup does not take underwriting risk on a firm commitment basis.

v.                What are the terms of the underwriting (best efforts, etc.)?

As noted above, Citigroup purchases the ELNs as arranger and dealer and then sells the ELNs to the investors to fill the investor orders.  In practice, this is most analogous to a best efforts underwriting because the transactions are executed after investors have placed an order.  However, Citigroup does not take underwriting risk on a firm commitment basis as it just fills orders placed previously.

c.               We also note in your response to bullet point (c) related to refinancing, modification, or reissuance of an entity’s own notes that should an investor want a different exposure, they would sell the credit-linked note (CLN) to you, the VIE would be terminated, and a new transaction/entity would be established.  Please address the following:

i.                 Tell us why you would not modify the existing note/deal.

There is no specific reason why we could not modify the existing note/deal.  However, it is operationally simpler to execute a new transaction.  For example, in order to modify the terms of the notes, a meeting of noteholders must be called and the proposed modifications put to a vote.  If the notes are rated, the rating agencies would need to review the proposed modifications to determine any impact on the existing rating.  In addition, many transactions have one investor and it is not expected that other investors would necessarily want to purchase the ELNs.

ii.             Tell us whether the VIE is terminated simply as a consequence of your purchase of the notes.

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The VIE is not terminated simply (or automatically) as a consequence of our purchase of the notes.  Where we purchase some of the notes of a particular transaction, we take the administrative step with the VIE to redeem those notes.  Where we purchase all of the notes of a particular transaction, we take the administrative step with the VIE to terminate the transaction.

iii.         Tell us whether are there any other termination provisions or mechanisms by which you could terminate the VIE.

There are no other termination provisions or mechanisms by which Citigroup could unilaterally terminate the VIE.

iv.            Tell us whether you believe the practice of buying the CLN at fair value gives you power over the entity.

Citigroup does not believe the practice of buying the CLNs at fair value would give us power over the VIE as Citigroup does not control whether or when investors decide they want to sell the CLNs; this decision is up to the investors.

v.                Tell us whether you believe the fact that you buy the CLN back represents implicit power.

Since Citigroup does not control whether or when investors decide to sell the CLNs back to Citigroup, we do not believe the fact that we buy the CLNs at the then fair value represents implicit power.

vi.            Tell us whether ELNs are also subject to refinancing, modification or reissuance.

The practice for ELNs is consistent with CLNs.  Similar to CLNs, ELNs are rarely, if ever, subject to refinancing, modification or reissuance.

d.               Your response to bullet point (d) indicates that VIEs have ongoing activities that are administrative in nature, but that you believe none of those activities require “power” or significantly impact the economic performance of the transaction.

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Further, in your response to bullet point (e), you state that you provide most of these administrative functions.

i.                 Tell us the nature of the compensation you receive for performing those functions.

Citigroup’s Global Transaction Services Agency & Trust (“GTS A&T”) business performs the administrative activities, such as trustee, paying agent, transfer agent, and registrar.  The nature of the compensation for these activities is fixed, market-based fees that rank senior in the payment waterfall of the VIE.

ii.             Further, tell us whether there is operational risk associated with the administrative activities and, if so, which party has power over that operational risk and/or which party bears the risk.

As with all administrative activities, there is some degree of operational risk.  GTS A&T business performs the activities and takes the necessary steps to minimize the operational risk, consistent with its normal business processes.  We view the operational risk with respect to these activities to be minimal.

iii.         Specifically, are there any decisions you can make that affect the operation of the transactions?

Citigroup does not believe that any of the administrative activities performed by GTS A&T business can affect the substantive operations, economic terms or performance of the VIE.  As stated above, these roles are administrative and mechanical in nature.

iv.            Finally, tell us whether and/or how investors are involved in any of these activities.

Investors are not involved in the administrative activities performed by GTS A&T business.

e.               We also note in your response to bullet point (d) that Citigroup’s default would result in the normal bankruptcy process, and that the VIE would be a creditor of

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Citigroup with decisions made by Citigroup as Trustee for the VIE.  Tell us whether bankruptcy is the normal proceeding here because the obligated party (i.e. Citigroup) is not an entity under the resolution authority of the federal banking agencies.

In the ELN transactions, the prepaid equity derivative counterparty is typically Citigroup Global Markets Limited (Citigroup’s U.K. broker-dealer entity) or Citigroup Financial Products Inc. (a Delaware corporation).  While Citigroup Inc. guarantees the obligations of these entities under the derivative contract, the specific legal vehicles involved with the transactions are not under the resolution authority of U.S. federal banking agencies.

f.                 You state in response to bullet point (e) that ratings agencies help establish the terms of the entity.  Please tell us why the rating agencies participate in this manner, especially given the fact that it is usually the role of rating agencies to describe the consequences of a given arrangement on probability of default.

The Staff is correct that the rating agencies review the transaction structure and terms and provide a rating, thereby describing the consequences of the given arrangement on probability of default.  The structure and terms of the transactions are established in part to obtain a rating in that review process.  Although the ratings agencies play a role in the overall transaction, they have no responsibility for and do not participate in the design of the structure, terms of the VIE or the transaction.

g.              We note from your response to bullet point (h) that you provide various administrative services to the VIEs, but that you believe those services do not constitute power per the guidance in paragraph 27 of ASC 810-10-55.  Please confirm that you concluded that the fee arrangement would not be considered variable interests at the inception of the transaction.  Also, tell us whether you reassess that conclusion in the event that you acquire any of the notes issued by the VIE, regardless if it is a CLN or an ELN.  Tell us whether you believe that you have power in the presence of that VIE.

We concluded that the fee arrangement would meet all of the conditions in paragraph B22 of SFAS 167 and would not be considered a variable interest at the inception of the transaction.  We considered whether that assessment should change in the event that we acquire any of the

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notes issued by the VIE.  It is possible that the condition in paragraph B22(c) would not be deemed to be met between the date Citigroup purchases the notes from investors at fair value and takes the administrative step to redeem the notes or terminate the VIE transaction.  However, in our view, there is no substantive change in the administrative services provided in such situations and, accordingly, concluding that the purchase of the notes results in the creation of variable interest would be based on a purely form-over-substance argument.  Furthermore, we do not believe Citigroup has power over the activities that most significantly impact the performance of the VIE, and that the act of purchasing notes from investors at fair value would not impact that assessment.  We do not believe that we have power over those VIEs.

h.              We note in your response to bullet point (b) that you increased assets of $1.2 billion for ELNs purchased from investors, with a corresponding liability for the prepaid equity derivative.  However, in your response to bullet point (g) you state that the purchase of ELNs is in substance the termination of the relevant portion of the equity derivative, and that once a certain amount of ELNs are purchased for a specific transaction you take the “administrative step” to redeem that portion of the ELNs and reduce the notional amount of the prepaid equity derivative.  Please address the following:

i.                 Tell us the threshold at which you take the administrative step.

There is no specific threshold (for example, X%) at which we take the administrative step.  Redemptions occur periodically as and when resources from the relevant Citigroup business and legal functions permit.  For example, as of January 1, 2010 Citigroup held approximately $1.2 billion of ELNs.  As of September 30, 2010, the amount was approximately $500 million.

ii.             Tell us whether it is possible to take the administrative step before reaching that threshold.

As discussed above, there is no specific threshold.

iii.         Tell us whether it would be possible to remarket the ELNs, if so desired.

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It would be possible to remarket the ELNs.  However, many transactions have one investor and it is not expected that other investors would necessarily want to purchase the ELNs.

iv.            Tell us your policy for extinguishment of the asset and liability under ASC 405-20-40-1.  Tell us if this is a legal extinguishment or a credit extinguishment.  Tell us whether you view Citigroup as its own creditor.

In our Prior Response Letter, we were communicating the overall substance of the transaction.  At the point Citigroup is both the prepaid equity derivative counterparty and holds certain of the ELNs, the amounts Citigroup pays on the derivative are received on the ELNs.  Because we believe Citigroup should not consolidate the VIE, in our view, Citigroup has an asset (ELNs) and liability (prepaid equity derivative) facing a third party.  We do not believe the requirements in ASC 405-20-40-1 for extinguishment of the prepaid equity derivative liability would be met until the notes are legally redeemed.

Allowance for Credit Losses, page 107

4.              We note your response to prior comment 4 from our letter dated July 16, 2010.  We were unable to locate the disclosure you indicated was to be included on page 48 of your second quarter 2010 Form 10-Q in your response to bullet point (d).  We were also unable to locate the proposed disclosure to bullet point (c) in your second quarter 2010 Form 10-Q.  Further, in your response to bullet point (c) you do not propose to include quantified data in your future filings disclosure.  Please revise future filings to include all of this information, including quantification, to the extent possible, of your success with enforcing guarantor support.

Our disclosure on page 48 of our second quarter 2010 Form 10-Q indicated the following:

In cases where a guarantee is a factor in the assessment of loan losses, it is typically included via adjustment to the loan’s internal risk rating, which in turn is the basis for the adjustment to the statistically-based component of the allowance for loan losses.  To date, it is only in rare circumstances that an impaired

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commercial or CRE loan is carried at a value in excess of the appraised value due to a guarantee.

When Citi’s monitoring of the loan indicates that the guarantor’s wherewithal to pay is uncertain or has deteriorated, there is either no change in the risk rating, because the guarantor’s credit support was never initially factored in, or the risk rating is adjusted to reflect that uncertainty or deterioration. Accordingly, a guarantor’s ultimate failure to perform or a lack of legal enforcement of the guarantee does not materially impact the allowance for loan losses, as there is typically no further significant adjustment of the loan’s risk rating at that time.

In our response to the Staff’s comment 4.d. in the Prior Response Letter, we indicated that we do not reserve less for commercial or commercial real estate non-performing loans which are guaranteed, but for which we are not seeking performance under the guarantee contract, as compared with loans that are non-performing and not guaranteed.  We will further enhance our future disclosures to explicitly include the following:  “Where Citi is not seeking performance under the guarantee contract, it does not provide an allowance for loan losses differently than for loans that are non-performing and not guaranteed.”

In our prior response to bullet point (c), we indicated that we seek performance on guarantee arrangements and to date believe we have been successful in engendering cooperation, reducing the loan exposure, or furthering our litigation strategy against the borrower or guarantor in the vast majority of cases.  “Seeking performance” entails obtaining satisfactory cooperation from the guarantor to achieve our strategy in the specific situation.  The guarantee facilitates the guarantor’s and borrower’s cooperation with our request.  This activity occurs in the normal course of business and typically results in a satisfactory level of cooperation by the guarantor and, where the guarantor continues to have financial wherewithal, a reduction in the loan exposure.  This regular cooperation from guarantors is indicative of pursuit and successful enforcement of the guarantee:  the credit exposure is reduced without the expense and burden of pursuing a legal remedy.  Enforcing a guarantee via legal action against the guarantor is not the primary means of resolving a troubled loan situation and rarely occurs.  Our disclosure on page 48 of the second quarter 2010 Form 10-Q indicates the following in this regard:

Typically, a guarantee arrangement is used to facilitate cooperation in a restructuring situation.  A guarantor’s reputation and willingness to work with

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Citigroup is evaluated based on the historical experience with the guarantor and the knowledge of the marketplace.  In the rare event that the guarantor is unwilling or unable to perform or facilitate borrower cooperation, Citi pursues a legal remedy.  If Citi does not pursue a legal remedy, it is because Citi does not believe that the guarantor has the financial wherewithal to perform regardless of legal action, or because there are legal limitations on simultaneously pursuing guarantors and foreclosure.

We further enhanced our third quarter 2010 Form 10-Q disclosures, page 74, in this regard:

As described in Citi’s Form 10-Q for the quarter ended June 30, 2010, Citi seeks performance on guarantee arrangements in the normal course of business.  Seeking performance entails obtaining satisfactory cooperation from the guarantor or borrower to achieve Citi’s strategy in the specific situation.  This regular cooperation is indicative of pursuit and successful enforcement of the guarantee: the exposure is reduced without the expense and burden of pursuing a legal remedy.  Enforcing a guarantee via legal action against the guarantor is not the primary means of resolving a troubled loan situation and rarely occurs.

Our future filings will present both of these enhancements as a single disclosure.

As noted in our Prior Response Letter and disclosures, the manner in which we are most frequently successful in enforcing a guarantee is using the guarantee arrangement to engender cooperation from the borrower.  Most guarantees are made by a parent company or other party related to the borrower.  The guarantor may facilitate the borrower’s cooperation by infusing capital into the borrower which is then used to support operations and/or service the borrower’s debt.  These payments are not made directly to Citigroup as lender and we do not believe quantifying success in these situations is possible.  Because it is rare that we receive discrete payments from a guarantor and these amounts are not material, we believe quantitative disclosure of Citigroup’s success in seeking performance on guarantee arrangements is not meaningful to our investors.  Based on the foregoing, we do not intend to include quantitative disclosure related to our success in seeking performance on guarantee arrangements in our future filings.

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Form 10-Q for the period ended June 30, 2010

Representations and Warranties, page 53

5.              We note your response to prior comment 6 from our letter dated July 16, 2010. Please address the following:

a.               In your response to bullet point (h), you state that you “aggressively pursue” collection from correspondent mortgage companies through legal and other means.  Please revise your future filings to disclose in greater detail the situations where you pursue collection from these companies, how successful you have been at recouping funds from these companies, how close your actual collections from these companies has tracked compared to your estimated collections that were built into the repurchase reserve, and what your expectations are to be able to pursue remedies from such companies going forward.

As disclosed in our third quarter 2010 Form 10-Q (page 69), the repurchase reserve “considers reimbursements estimated to be received by Citi from third-party correspondent lenders….”  We further advise the Staff that Citigroup aggressively pursues collection, and will continue to pursue collection, from any correspondent lender that we believe has the financial ability to pay.  As previously indicated in our Prior Response Letter, [***] received in 2009 and the first half of 2010 relate to correspondent loans.  As would be expected, we employ a monitoring policy for correspondent lenders which analyzes items such as net worth and capital and equity ratios.  The estimated collections from correspondent lenders are based on an analysis of the most recent collection trends and of the financial solvency of correspondents against which active claims exist.

[***]

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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[***]

[***].  If a correspondent lender is suspended for unresolved repurchase demands, they are required to reimburse Citigroup for losses or otherwise settle their obligation prior to being reinstated.

Based on the above analysis, we assumed, for the September 30, 2010 repurchase reserve, that approximately [***] of our losses on correspondent loans will be recovered.  We do not believe it is meaningful to disclose the exact percentage used in the model because, unless the methodology used by peers in the calculations is consistent with Citigroup’s, the percentages will not be comparable to those of peers and could be misleading.  In addition, the disclosure of recovery rates could establish a significant negotiating disadvantage on future collections.  However, in response to the Staff’s comment, Citigroup intends to disclose in its future filings, so long as we believe material to our investors, the following:

The repurchase reserve considers reimbursements estimated to be received by Citi from third-party correspondent lenders.  Citi aggressively pursues collection from any correspondent lender that it believes has the financial ability to pay.  The estimated reimbursements are based on Citi’s analysis of its most recent collection trends and the financial solvency of the correspondents.

b.               Regarding your response to bullet point (k), please tell us in greater detail specifically what changed with respect to your “approach to deriving” assumptions. More clearly identify any new information used and explain why it was not available or used in prior periods.

[***].  As the Staff is aware, and as

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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discussed in our Prior Response Letter, the repurchase environment changed significantly in 2009 and, as a result, [***].

c.               Please revise your future filings to more clearly describe the nature of the amounts presented in your line item titled “Change in estimate” in your rollforward of the repurchase reserve on page 55. Clearly identify the nature of the changes in your estimation process for the repurchase reserve for each of the periods presented. As part of your explanation, clearly address why the amounts for the change in estimate are so significant compared to the amounts attributable to new sales, particularly in light of the fact that you disclose on page 54 that a majority of the repurchase reserve is related to loans originated in 2006 to 2008. As part of your description of your reserve methodology, clearly discuss why you are still experiencing such significant increases in your estimates to repurchase reserves related to loans that were originated and sold two to four years ago.

Citigroup believes that it has already included disclosures responsive to the Staff’s comment in its second quarter 2010 Form 10-Q, as further updated and enhanced on pages 69-71 of the third quarter form 10-Q, which includes a description of the assumptions and changes to the assumptions that impacted the reserve levels for the periods presented.  For example, a significant input to the repurchase reserve is the level of loan documentation requests.  Therefore, as the volume of documentation requests increases, including those for loans originated during the 2006-2008 period, the reserve increases.  As we disclose, the changes in estimate have been driven by changes in the repurchase environment, including an increase in the level of staffing and focus by the GSEs.  As the Staff is likely aware, the GSEs are focusing their reviews on vintages with the highest loss severity and propensity for violations of representations and warranties due to the large volume of originations.  Further, as there is no statute of limitations (as we disclose on page 69 of the third quarter 2010 Form 10-Q), this increase in focus has resulted in increases in the reserve, including for loans originated in 2006-2008 despite the two to four-year seasoning.  [***].  In addition, as noted in our third quarter 2010 Form 10-Q, about half of repurchase claims recently received by Citi have been successfully appealed and resulted in no loss to Citi.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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In future filings, we will continue to describe these drivers of the changes in estimate, so long as Citigroup believes it is material to our investors.

d.               In your response to bullet point (l) you state that a range of reasonably possible loss is not estimable because of the “nature of the reserve.” It is still unclear to us how you are able to derive a best estimate of loss but not a range of reasonably possible losses. As previously requested, please revise your disclosure in future filings to provide a range of reasonably possible loss, or tell us in greater detail why you believe it is not appropriate. Again, we refer you to ASC 450-20-55-35 which indicates that the range of reasonably possible loss should still be disclosed even in situations where the company accrued its best estimate.

It is difficult to determine a range of reasonably possible loss due to multiple assumptions that are not driven by observable factors.  Due to these facts, there are challenges in deriving a meaningful range of reasonably possible losses related to the repurchase reserve.  For example, the reserve is highly dependent on the environment and focus by the GSEs.  Furthermore, Citigroup believes that to provide an estimate when we do not have a sufficient factual basis from which to develop one would be not only unhelpful but potentially misleading to our investors as, by quantifying the possible loss or range of possible loss, we would appear to be suggesting that the estimate may be relied upon, when in fact it is based upon mere speculation about unknown future events and should not be relied upon.

Accordingly, although Citigroup will continue to disclose that we do not believe a meaningful range of reasonably possible loss related to the repurchase reserve can be determined, in future filings we intend to provide a sensitivity analysis to illustrate the sensitivity that the repurchase reserve has to changes in certain of the key assumptions we have disclosed. We note for the Staff that such analysis is consistent with the disclosure that is being provided by certain of our peers.

Financial Statements

Note 1. Basis of Presentation, page 101

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6.              We were unable to locate disclosure of your accounting policy related to repurchase and resale agreements similar to the disclosure included on page 90 of your March 31, 2010 Form 10-Q. Please revise future interim and annual filings to continue to disclose your accounting policy, including confirmation of the fact that you treat certain of these transactions as sales under ASC 860-10.

We intend to revise our future interim and annual filings to continue to disclose our accounting policy related to repurchase and resale agreements, similar to the disclosure included on page 90 of our March 31, 2010 Form 10-Q.  Such disclosure will confirm the fact that Citigroup treats certain of these transactions as sales under ASC 860-10.

Item 1. Legal Proceedings, page 196

7.              We note your response and revised disclosures to prior comment 7 from our letter dated July 16, 2010. We acknowledge that you have included some amounts and estimated possible losses related to certain pending litigation cases in your enhanced disclosures. However, we do not believe your disclosure complies fully with the criteria and guidance in ASC 450. Specifically, we refer to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. It is apparent that the litigation matters you have disclosed are significant to investors, that the stages of litigation vary among cases, and thus a more transparent discussion of the reasonably possible loss or range of possible losses of at least some of these cases, which can be done on an aggregate basis, is required so that an investor may understand your liability exposure in this regard. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please revise your disclosure in future filings.

We believe that our disclosure fully complies with the criteria and guidance in ASC 450.  Most of the matters described in our Legal Proceedings disclosure arose from the events of 2007-2008 and remain early in the multi-year litigation life cycle.  Thus, while they are not all in an identical procedural posture, we do not have enough information about most of these matters at this time to provide a meaningful estimate of the possible loss or range of possible loss.   Instead, we have disclosed sufficient known information about the claims asserted, including quantitative information where available (such as the amount of damages sought by the plaintiff, if known, or the size of the transaction in question), to give the reader a sense of the potential exposure, and

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we will continue to review and update the information quarterly, as necessary and as additional information is obtained.  To purport to provide an estimate when we do not have a sufficient factual basis from which to develop one would not only be unhelpful but potentially misleading, because by quantifying the possible loss or range of possible loss we would appear to be suggesting that the estimate is based upon informed judgment and may be relied upon, when in fact it is based upon mere speculation about unknown future events and should not be relied upon.

For example, one of our disclosed matters, TERRA FIRMA INVESTMENTS (GP) 2 LTD. v. CITIGROUP INC., although it related to a mid-2007 transaction, was not filed until December 2009.  The complaint did not quantify the plaintiffs’ alleged damages.  Although the case proceeded to trial much more rapidly than the norm—in under a year as opposed to an average for complex cases of about five years—it was not until November 2010, when the trial was almost over and the case was about to be delivered to the jury for deliberation, that the court decided which claims would actually go to the jury (one out of the original four) and the amount of damages the plaintiffs could ask for (£1.4 billion, out of the roughly £7 billion, plus punitive damages, that the plaintiffs’ damages expert had purported to calculate).  Without this basic information about the claims in issue and the potential damages, any “estimate” of possible loss we might have provided at an earlier stage would have been so speculative as to be either useless or, worse, misleading (and, in hindsight, would have been wrong by multiple billions of dollars).  We did, however, provide a detailed description of the claims, including the quantitative information then available, in our second quarter 2010 Form 10-Q, and updated that disclosure in the third quarter 2010 Form 10-Q (page 205).  We believe that this approach provides more objective and reliable information for investors than a premature “estimate,” and is fully compliant with ASC 450.

Other matters in our Legal Proceedings disclosure have reached a more mature stage of development, but as to those we have generally accrued in a manner that we deem appropriate in relation to our estimate of the possible loss.  We note that ASC 450 does not require disclosure of amounts accrued, unless necessary to make the financial statements not misleading, and we do not understand the Staff to be seeking disclosure of accruals as a general matter.

We understand the Staff’s objective to be disclosure of Citigroup’s aggregate estimate of possible loss or the range of possible loss in excess of accruals for those material matters for which Citigroup believes a loss to be at least reasonably possible and is able to provide an

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estimate.  In discussions with the Staff, we have raised several concerns about this approach.  These include:

•                  the potential to mislead investors (because, despite explanatory and qualifying language, the estimate may be perceived as (i) a more reliable predictor of future results than it actually is or (ii) an estimate of Citigroup’s total potential exposure for disclosed matters, rather than its potential exposure only for those disclosed matters for which an estimate is possible, net of accruals);

•                  the potential for prejudice (because even when presented on an aggregated basis, estimates are based on the judgment of counsel and may be transparent to a litigation adversary); and

•                  the potential to create liability through hindsight (because such estimates, by their nature, are based on subjective judgment about the occurrence of future events and will often prove to have been wrong, sometimes materially so).

We also are concerned that the Staff underestimates the difficulty of providing an estimate that would be meaningful to investors and not misleading before the court has made sufficient rulings to frame the issues and potential range of damages.  This stage may not be reached until several years into the litigation or even, as in the Terra Firma case, until the trial is already in progress.

We also note that most civil matters are resolved through settlement.  Once a settlement negotiation is underway, Citigroup’s practice is to accrue, and to update its accruals from period to period, in accordance with the progress of settlement discussions.  Accordingly, it is only in the small percentage of material matters that go to trial that an outcome could occur for which no provision may have been made.

Despite the reservations expressed above, we appreciate the Staff’s efforts to accommodate the concerns of registrants, including Citigroup, with respect to this inherently difficult area, and we believe that we understand the Staff’s objectives.  We will consider what additional qualitative and quantitative disclosure we can provide to satisfy the Staff that, as we believe, we are in full compliance with the requirements of ASC 450.

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Form 8-K filed October 18. 2010

8.              We note you recorded an $800 million pre-tax loss on the sale of the Student Loan Corporation (SLC) in the third quarter 2010.  In your earnings call, you further stated that you added an incremental increase of approximately $100 million to the allowance for loan losses related to the portion of the SLC portfolio that you retained, and that this increase was due to the fact that the portfolio had been covered by insurance but the insurance coverage was being sold with the legal SLC vehicle. It would appear from your statement that you were netting the insurance coverage (asset) against the necessary allowance for loan losses with respect to the SLC portfolio.

a.               If so, please tell us what guidance you relied on in concluding this was the appropriate accounting treatment for the allowance for loan losses.

SLC does not record an insurance receivable asset with respect to its privately insured loan portfolio that is netted against the loan loss reserve (“LLR”).  Instead, as further described below, SLC considers the insurance coverage in its calculation of the historical loss rates that are used in its LLR migration analysis.

As described on page 8 of Note 1 to the financial statements included in SLC’s third quarter 2010 Form 10-Q (Note 1), the allowance for each of SLC’s portfolios is based upon a migration analysis which utilizes historical delinquency and credit loss experience.  Historical credit loss experience for the insured private student loans is based on net credit losses, after incorporating the impact of credit risk insurance coverage obtained from third parties on certain loans.  SLC evaluates the output of the migration analysis and may make adjustments based on its consideration of current trends and conditions, including, among other things, lending and collection policy changes, regulatory changes and general economic conditions affecting borrowers and private insurers.  As also described in Note 1, SLC writes off the uninsured portion of a private student loan at the end of the month in which the loan is at least 120 days delinquent.  At 240 days past due, SLC also writes off the balances for insured loans for which the insurance payments have not yet been received.  By following this process, the historical loss rates used in the migration analysis appropriately reflect the ultimate probable losses for these loans.

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It should be noted that our accounting for insured loans is consistent with the accounting for government guaranteed loans.  [***].

In estimating the allowance for loan losses for these insured loans, SLC relies on Topic 450, Contingencies, in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).  As the Staff is aware, paragraph 450-20-25-2 requires an estimated loss from a loss contingency to be accrued if it is probable that an asset has been impaired at the date of the financial statements and the amount of loss can be reasonably estimated.

We believe it is appropriate for the LLR, which represents the best estimate of the amount of probable incurred loss related to credit events in our loan portfolios, to consider probable recoveries expected to reduce those contingent losses, whether they relate to government guarantees, third-party guarantees or third-party insurance recoveries.  In other words, we believe that the same threshold for recognizing a contingent loss should be applied to recognizing a recovery reducing that contingent loss.

b.               Tell us the general nature of and features of the insurance coverage, particularly including the extent to which the coverage was specifically attached to individual loans (similar to PMI) or if the coverage was in bulk form.

SLC has a portfolio of private student loans, a significant portion of which is insured against loss by private insurers.  Effective January 1, 2008, SLC elected to stop insuring new private student loans, as it was no longer cost-effective.

As of September 30, 2010, 62% of SLC’s private student loans (including those classified as held for sale) carry private insurance, substantially all of which is through United Guaranty Commercial Insurance Company of North Carolina and New Hampshire Insurance Company (“UGCIC/NHIC”).  UGCIC/NHIC are subsidiaries of American International Group (“AIG”).  The private student loan insurance is provided in bulk form based on the calendar year in which the loans were originated.

These insurance providers insure SLC against a portion of losses arising from borrower loan default, bankruptcy or death.  Under the UGCIC/NHIC program, default claims are

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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generally subject to risk-sharing deductibles between 10% and 20% of the outstanding principal and accrued interest balances.  From 2003 through 2007, UGCIC/NHIC insured SLC for maximum portfolio losses ranging from 12.5% to 13.5% over the life of the loans.  In addition, for loans insured from 2004 through 2007, the policies contain a stop loss provision whereby the gross loss rate on a sub-portfolio of higher risk loans is capped, ranging from 6.8% to 18% depending on the policy year.  SLC is exposed to 100% of losses that exceed these maximum portfolio and sub-portfolio thresholds and considers these thresholds in its reserving process.

c.               Clearly disclose the extent to which you were netting the insurance coverage against the allowance for loan losses on the balance sheet or the provision for credit losses on the income statement or both.

Please refer to our response to Staff comment 8.a. above.

As discussed in Citigroup’s third quarter 2010 earnings call, Citigroup recorded approximately $100 million as an increase to the provision for loan losses and the September 30, 2010 LLR related to privately insured student loans to be retained by Citigroup upon its divestiture of SLC.  This $100 million adjustment was recorded because the loans are anticipated to be transferred from SLC to Citibank, N.A. at the time of the SLC divestiture, and as such, Citigroup will no longer be the beneficiary of the insurance policies and it was deemed not probable that Citigroup would continue to benefit under this insurance upon the sale of SLC.

In addition, SLC has estimated that the comparable LLR amount relating to the privately insured loans that will remain with SLC (and will be acquired by Discover Financial Services pursuant to the planned divestiture) approximates [***] at September 30, 2010.

Therefore, as of September 30, 2010, the LLR for the privately insured student loans would have been approximately [***] higher in the absence of the insurance coverage.  In addition, SLC’s private insurance recoveries were [***] and [***] for the three and nine months ended September 30, 2010, respectively, and [***] for the year ended December 31, 2009.  In contrast, Citigroup’s LLR as of September 30, 2010 approximated $44 billion.  Given the immateriality of these amounts

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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relative to Citigroup’s financial statements, we do not intend to disclose these amounts in future Citigroup filings.

d.               Further, please tell us whether you apply similar accounting treatment to any other loan portfolio(s) for which you have insurance coverage.

The U.S. Consumer mortgage business loan portfolio has insurance coverage in the form of private mortgage insurance (“PMI”) for conventional loans and Federal Housing Administration and Veterans’ Administration insurance on government loans.  As disclosed on page 52 of our third quarter 2010 Form 10-Q and in previous filings, Citigroup’s LLR calculations consider this insurance.  In addition, in our Consumer business, we have non-U.S. mortgage loan portfolios that have PMI coverage.  The LLR accounting treatment for these loans is consistent with the accounting for the privately insured student loans described above.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer

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